Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

September 2, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Super Luck, Inc.

Form 10-K for the year ending November 30, 2008

File Number: 0-51817

Dear Mr. Rosenberg:

On behalf of Super Luck, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated August 11, 2009.

Financial Statements for the year ended November 30, 2008

1.

You state that you will receive 70% of the sales revenue that CHML generates through its sales of the AIDS Medication Capsule. You received your rights via the agreements with CHML at no cost.  You also state that your CEO owns 100% of the equity interest of CHML and is the sole director. Your CEO also owns 70% of the company. Please provide us an analysis under FIN 46R explaining why CHML is not consolidated including why you do not believe you are the primary beneficiary of CHML.

Response: The management (the “Management”) of Super Luck, Inc. (“SULU”) believes SULU is not the primary beneficiary of CHML for the following reasons:

1)

The Sales and Production Authorization Agreement (the “Agreement”) signed between SULU and CHML is a service contract pursuant to which SULU has been hired as a consultant to CHML. SULU will introduce to CHML potential business opportunities, and manufacturers and distributors of the AIDS Medication Capsule commensurate CHML’s business needs.

Pursuant to the Agreement, CHML shall pay 70% of the sales revenue achieved from the sales of the AIDS Medication Capsule to SULU, irrespective of CHML’s operating results.  SULU does not absorb any of CHML’s expected losses or recognize a majority of CHML’s residual returns, or both.

Mr. Tsang and his parent together absorb or recognize CHML’s losses or residual returns.

2)

SULU’s CEO, Mr. Tsang, personally owns 50% equity interest in CHML and is one of the two directors of CHML. His parent owns the remaining 50% equity interest in CHML and is another director of CHML.

Mr. Tsang and his parent each maintain their voting rights or similar rights to make decisions about CHML’s activities and Mr. Tsang does not have a unilateral control over CHML.  Mr. Tsang and his parent are separate individuals in pursuit of their own interests, and Mr. Tsang’s parent indicated that she would not act favorably in either the interests of Mr. Tsang or SULU.

Accordingly, SULU, through Mr. Tsang or his parent or both, does not obtain any rights to make decisions about CHML’s activities.

3)

SULU does not provide any subordinated financial support to CHML, and neither similar financial arrangement was included in the Agreement.

In view of the foregoing, the Management considers SULU is not the primary beneficiary of CHML and CHML should not be consolidated in SULU’s financial statements.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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